                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2002

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:    X                  Form 40-F: _____
                     -----



         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:  _______                    No:    X
                                               -----

         On May 21 and May 23, 2002, Enodis plc distributed a total of four (4) press releases. The press releases follow in chronological order. After the text of the press releases is the text of the Enodis plc Management's Discussion and Analysis of Financial Condition and Results of Operations regarding the 26-week period ended March 30, 2002.

     **********************************************************************

Enodis plc Announces Sale of Austral Refrigeration Pty Limited.

LONDON--(BUSINESS WIRE)--May 21, 2002--Enodis plc (NYSE: ENO - News), a world leading food service equipment manufacturer, announces that it has sold Austral Refrigeration Pty Limited (`Austral') for a net cash consideration of 7.5 million pounds. The consideration, less expenses, will be used to reduce debt.

Austral, a Sydney based manufacturer of refrigeration equipment, is being purchased by a newly formed company backed by RMB Ventures.

As at 30 March 2002, Austral had a net asset value of 5.9 million pounds (excluding goodwill and inter company balances). In the year to 30 March 2002, the business contributed 36.3 million pounds to sales and 1.2 million pounds to operating profit.

Commenting on the sale, Andrew Allner, Chief Executive Officer, said:

"This transaction, following the disposal of Sammic in December 2001 and Belshaw last month, will allow us to focus on our core businesses.

Our aim is to consolidate and extend our position as a world leading manufacturer of heavy core commercial food service equipment through product, distribution and service excellence."

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company's substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.

--------------------------------------------------------------------------------
Contact:

     Enodis plc
     Andrew Allner, 011 44 20 7304 6006
     or
     Financial Dynamics
     Richard Mountain, 011 44 20 7269 7291

           ***********************************************************

Enodis plc Interim Results for the 26 Weeks Ended 30 March 2002

LONDON--(BUSINESS WIRE)--May 23, 2002--Enodis plc (NYSE:ENO - News)
                                                        ---   ----

Good Progress in Weak Markets

Group Financial Highlights

     . Group profit before tax(a) 11.3m pounds sterling (18.7m pounds sterling).
     . Adjusted, diluted earnings per share 3.2p (4.8p); no interim dividend (2.0p).

Food Equipment - Global Food Service Equipment & Food Retail Equipment

     . Food Equipment sales 390m pounds sterling, down 6% on a like-for-like basis, in weak markets.
     .    Global Food Service Equipment (FSE)
     . Operating profit(a) down 6% on a like-for-like basis at 28.9m pounds sterling.
     . Operating profit(a) in FSE North America 7% ahead on a like-for-like basis at 24.6m pounds sterling.
     . Management changes and other actions taken to improve performance in Europe.
     . Cost savings delivered as planned, approximately 17m pounds sterling additional savings in half year
     .    Food Retail Equipment
     .    Operating profit(a) 3m pounds sterling lower at 1.5m pounds sterling.
     .    Kysor Warren performed poorly.
     .    Management changes at Kysor Warren, formation of Kysor Group.

Non-core business disposal programme well advanced

..    Sale of Sammic, Belshaw and Austral; gross proceeds of 43.1m pounds sterling.

Rights Issue and High Yield Bond complete. Senior debt syndication well advanced. Appropriate capital structure in place for future.

     . Period end net debt 380.5m pounds sterling (493.8m pounds sterling); 15m pounds sterling increase during the half due to exceptional items, refinancing costs and exchange movements.
     . Net debt on proforma basis reflecting Rights Issue and non-core business disposals under 295m pounds sterling.

Board and Senior Management changes, separately announced today, establish appropriate senior management team.

.. (a) before goodwill amortisation and exceptionals

Peter Brooks, Chairman said:

"These first half results are encouraging with a particularly strong performance from Food Service Equipment in North America. Good progress has also been made towards our objective of reducing debt, including the disposal of non-core businesses.

"There are grounds for cautious optimism in respect of the market for food service equipment in North America, while demand for food service equipment in Europe is weak. In Food Retail Equipment, where Kysor Panel Systems is performing ahead of plan, our major challenge is to turn round Kysor Warren.

"Overall, our expectations for full year operating profits are unchanged from those at the time of our preliminary results announcement in November 2001, other than in respect of the effect of disposals.

"The second half will benefit from the effects of seasonality and management actions including market share gain initiatives and new product development.

"Our Global Food Service Equipment strategy is firmly on track. We believe Enodis is well positioned to benefit as economies and markets recover."

For further enquiries:

Andrew Allner      Chief Executive Officer             020 7304 6006
Dave Wrench        Chief Financial Officer             020 7304 6006
Andrew Lorenz      Financial Dynamics                  020 7269 7113

A conference call will be held for bondholders at 10.45am (UK time) today. For details please contact Financial Dynamics.

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company's substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realise costs savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form F-4 registration statement (and any amendments to it) filed with the SEC.

INTERIM RESULTS FOR THE 26 WEEKS ENDED 30 MARCH 2002 Chairman and Chief Executive Officer's Review

Overview

The 26 weeks ended 30 March 2002 have been a period of economic uncertainty and slow customer investment activity. In North America and Europe, as we anticipated, the market weakened further in the second quarter and we also saw intensified price competition. The market for food retail equipment has remained difficult.

In Global Food Service Equipment our strategy is to establish Enodis as the clear world leader through excellence in product, distribution and service. In North America, where we are most advanced in leveraging our scale, product range, technology and relationships, we believe we are gaining share though with some negative price impact.

In our Food Retail Equipment business, Kysor Panel Systems, which makes walk-in coolers for supermarket customers, is performing strongly. However, Kysor Warren, which makes display cabinets and systems, has become loss-making. The management team has been replaced and the Kysor Group, comprising Kysor Panel Systems and Kysor Warren, has been formed to leverage Kysor Panel Systems' customer relationships and reputation.

Within our Food Equipment business, we have delivered the anticipated first half benefits from the cost saving actions taken since the second half of 2001. This, along with increased market share in Food Service Equipment North America, has enabled us to offset in part the impact of adverse market conditions.

Net debt has, as expected, increased modestly in the first half. Importantly, subsequent to the period end we received gross proceeds from the rights issue of
75.1 million pounds sterling, along with a further 24.2 million pounds sterling for the disposals of businesses (see below). Adjusting for these, net debt at 30 March 2002 would have been under 295 million pounds sterling. Net debt at 31 March 2001 was 493.8 million pounds sterling.

The sales of Belshaw and Austral made in April and May continues our current programme of non-core disposals. Whilst these disposals are earnings dilutive in the current year they reduce debt, remove significant risk from our business and enable us to increase our focus on our core area of competence, heavy food service equipment.

We have continued to strengthen our senior management team. A separate announcement today deals with important Board and Senior Management changes.

Results

Profit before tax, goodwill amortisation and exceptional items was 11.3 million pounds sterling (First Half 2001: 18.7 million pounds sterling): foreign exchange movements have benefited the results by 0.3 million pounds sterling.

In Food Equipment, operating profit before goodwill amortisation and exceptional items was 30.4 million pounds sterling (36.7 million pounds sterling): operating profit was reduced by a net 1.3 million pounds sterling by the effect of disposals, and benefited by some 0.3 million pounds sterling from foreign exchange movements. Operating margins in the 26 week period were 7.8% compared to 8.7% in the prior period, principally due to a decline in Europe and Food Retail Equipment.

Group operating profit before goodwill amortisation and exceptional items was
26.2 million pounds sterling (39.8m pounds sterling including contribution of 7.6 million pounds sterling of operating profit from our Building & Consumer Products business which was sold in June 2001).

Financing

Operating cash flow in the period was 30.8 million pounds sterling (34.2 million pounds sterling); after interest and tax, free cash flow was 14.0 million pounds sterling (10.5 million pounds sterling).

After exceptional items of 16.1 million pounds sterling, net proceeds from the disposal of non-core businesses of 16.4 million pounds sterling, bank refinancing costs of 14.7 million pounds sterling and the adverse effect of exchange rate movements of 14.2 million pounds sterling, net debt increased from
365.9 million pounds sterling at 29 September 2001 to 380.5 million pounds sterling at the period end.

Subsequent to the period end, the Group completed a three for five rights issue at 50 pence per share to raise gross proceeds of 75.1 million pounds sterling and realised gross proceeds of 24.2 million pounds sterling from the disposal of non-core businesses. On a proforma basis, after adjusting for these proceeds and related costs, net debt would have been less than 295 million pounds sterling.

During the period the Company issued 10-3/8% senior subordinated notes raising 100 million pounds sterling with a 10 year bullet maturity. Senior debt syndication is well advanced with the co-arranging stage completed and general syndication recently launched with an anticipated completion date of end of June.

The further reduction of debt remains a key priority for the Group. The Group's businesses are highly cash generative with relatively low requirements for capital expenditure. Operating companies are firmly focussed on cash conversion days for working capital where there is some room for improvement. Contracts have been signed for the sale of Felsted property phase III, which subject to completion of infrastructure improvements on time, should generate cash and profit of some 7 million pounds sterling in the second half.

No interim dividend is proposed.

Exceptional Items

Net exceptional costs of 9.4 million pounds sterling in the first half comprise further restructuring costs of 3.7 million pounds sterling, mostly in Food Retail Equipment, and 8.4 million pounds sterling for the cost of refinancing, offset by 2.7 million pounds sterling profit on the sale of Sammic.

Net cash outflow for exceptional items was 14.4 million pounds sterling, representing costs in respect of litigation and restructuring programmes (including those announced in the prior year) of 16.1 million pounds sterling, costs of refinancing of 14.7 million pounds sterling offset by the net proceeds from disposal of businesses of 16.4 million pounds sterling.

In the second half, exceptional items are estimated to be up to 3 million pounds sterling, excluding the cost of any further actions arising from the current review at Kysor Warren (see below). These costs comprise further costs of simplifying the organisation. Cash outflow from exceptional items in the Second Half is estimated to be around 7m pounds sterling.

Global Food Service Equipment

Global Food Service Equipment, under the leadership of Dave McCulloch, comprises both our operations in North America, some 76% of Food Service Equipment first half sales, and our operations in Europe and Asia, 24% of first half sales. Our strategy is to achieve market share growth through excellence in product, distribution and service.

The Group offers a full range of core heavy kitchen equipment to the industry and competitive advantage is achieved through leveraging the Group's scale, product range and leading brands, technology and relationships with distributors and service partners, end-users and suppliers.

In the first half, significant progress has been made in developing this strategy. In North America, momentum is building on new product introductions including 12 new products launched at the recent National Restaurant Association show, on top of the 20 introduced at NAFEM last September, along with some exciting developments for major customers. The alignment of our U.S. sales representatives was completed resulting in improved focus and support for our distribution partners. We believe that this, together with dealer/buying group incentive programmes and improved key account and segment management is achieving increased market penetration. Cost savings have been delivered on plan and additional management appointments made to drive Group purchasing savings and improve global parts and service capability. Enodis' emphasis on building partnerships with customers and channel partners is yielding positive results.

North American operations achieved sales, including exports, of 228.3 million pounds sterling (234.8 million pounds sterling) down 5% on a like-for-like basis. Operating profit at 24.6 million pounds sterling (23.0 million pounds sterling) was up 7% on a like-for-like basis. In overall terms, adverse volume, net price and mix changes together with normal ongoing cost inflation, principally labour, were more than offset by the benefits of last year's and this year's cost reduction programmes which saved some 10.5 million pounds sterling. Operating margins increased from 9.8% in the comparable period to 10.8%.

In Europe, we have made management changes to provide better focus on our manufacturing and distribution companies and have established "tag teams" between our European companies and their North American counterparts to leverage product and technology globally. We have been particularly successful with our UK Merrychef accelerated cooking technology with substantial new orders from five global chain customers. We are also investigating how we can better utilise our European facilities to manufacture product previously sourced from North America. Significant further work is necessary in Europe which will take time, but we are confident that we are now taking the right steps.

In our Europe/Asia operations, sales at 72.8 million pounds sterling (87.4 million pounds sterling) were down 4% on a like-for-like basis but profit at 4.3 million pounds sterling (9.2 million pounds sterling) was almost halved. Whilst cost savings amounted to approximately 2 million pounds sterling, this was more than offset by adverse price and product mix, additional infrastructure costs for new factories at Viscount, Ventmaster and Convotherm, weak beverage performance and the absence of last year's one-off property profits of 0.9 million pounds sterling. Operating margins declined from 10.5% in the comparable period to 5.9%.

Overall, operating profit before amortisation and exceptional items of Global Food Service Equipment was 28.9 million pounds sterling (32.2 million pounds sterling) down 6% on a like-for-like basis in much weaker markets. Overall, operating margins declined from 10.0% to 9.6% as a result of factors in Europe.

Food Retail Equipment

The results of Food Retail Equipment reflect an improved performance from Kysor Panel Systems and Austral, now sold, offset by a much weaker performance from Belshaw, now sold, and a very disappointing performance from Kysor Warren. Operating profit before amortisation and exceptional items was 1.5 million pounds sterling, down from 4.5 million pounds sterling in the comparable period, with Kysor Warren incurring losses of some 2 million pounds sterling (profit 1.5 million pounds sterling): Kysor Warren is expected to be loss-making throughout the second half. Our primary objective in this group is to turn round Kysor Warren and re-establish it as a successful, leading player in the display cabinet and systems industry. Actions taken to date include:

     . Replacement of the management team. A taskforce comprising senior executives from elsewhere within the Group is currently running the business, reporting directly to Andrew Allner. Recruitment of an executive team is underway. As separately announced, Dave Odum is leaving the Group at the end of May 2002.
     . The Kysor Group has been formed under the leadership of David Frase, President of Kysor Panel Systems. This appointment will provide added customer focus and help restore credibility, and allows us to leverage Kysor Panel Systems' customer relationships and reputation.
     . The next steps are the completion of a strategic review and finalisation of plans for the turn round, including improved customer service and offering.

As previously discussed in the announcement of first quarter results, we are currently reviewing the operations of Kysor Warren, with the objective of improving its operating performance. From its acquisition in 1999 to the end of the 2001 financial year, Kysor Warren has operated at a profit (exclusive of exceptional costs and goodwill amortisation). However, Kysor Warren, along with its competitors, has been adversely impacted by difficult market conditions but has also lost market share due to a lack of customer focus. We have completed an independent market study and changed most of the management team. The unaudited results of this operation for Half Year 2002 showed an operating loss and were below expectations. If the result of our review is the conclusion that the necessary long term improvement in performance cannot be achieved, then a significant part of Kysor Warren's fixed assets (principally goodwill) would be impaired, resulting in an exceptional non-cash charge. Such impairment cannot be reasonably estimated at this time. As at 30 March 2002 the carrying value of goodwill relating to Kysor Warren was approximately 50 million pounds sterling.

Non-core Disposals

During and subsequent to the period, the Group has completed the disposals of Sammic, Belshaw and Austral.

Net proceeds raised amount to 43 million pounds sterling and exceptional net losses are estimated to be some 20 million pounds sterling, including 35 million pounds sterling in respect of goodwill written off. During the 6 months to 30 March 2002 the aggregate operating profit contribution for these businesses was
2.7 million pounds sterling.

Although the disposals are dilutive as regards earnings per share, they reduce debt, reduce risk and enable Enodis to focus on its core heavy food service equipment where we believe we have significant competitive advantage.

Outlook

Whilst the market for food service equipment in North America remains uncertain and pricing pressure significant, some more positive signs are emerging from both the industry and end users. In Europe, the market outlook for food service equipment is weak, exacerbated by intense price competition. The market for food retail equipment remains depressed. However, the key to our performance in this market will be our ability to turn round Kysor Warren.

Our results for April and preliminary indications for May show better than plan results from Food Service Equipment North America but a weaker than plan performance in Europe and Kysor Warren.

Against this background, our expectations for full year operating profit are unchanged from those at the time we released our preliminary results in November 2001, other than in respect of the impact of disposals. The second half will benefit from the effects of seasonality and management actions, including cost saving initiatives and new product development.

So far this year, we have made good progress towards our key objectives. U.S. industry forecasts of food service sales are encouraging and confirm our view that industry fundamentals are attractive showing increased food and beverage sales outside the home driven by lifestyle changes. Our Global Food Service Equipment strategy is firmly on track. We believe Enodis is well positioned to benefit as economies and markets recover.

Management Discussion and Analysis

Under the terms of our 10-3/8% senior subordinated notes, we are required to prepare a US style, Management Discussion and Analysis (MD&A), and to file it with the Securities and Exchange Commission (SEC) in the US, on Form 6-K. You will be able in due course to obtain the filing from the SEC website at www.sec.gov.

P M Brooks                    A J Allner
Chairman                      Chief Executive
22 May 2002                   22 May 2002

Unaudited group profit and loss account
26 weeks to 30 March 2002 (Half year)

                 26 weeks to 30 March 2002   26 weeks to 31 March 2001
                 --------------------------- -------------------------
                   Before Exceptional         Before  Exceptional
               exceptional    items         exceptional items
                   items     (note 4)  Total   items  (note 4)  Total
             Notes pound m   pound m  pound m pound m  pound m  pound m
                   (Unaud-   (Unaud-  (Unaud-  (Unaud-  (Unaud- (Unaud-
                    ited)     ited)    ited)    ited)/   ited)/  ited)/
                                               (Resta-  (Resta- (Resta-
                                                ted)     ted)     ted)
Turnover
Food Equipment        390.0       -   390.0    419.7       -    419.7
Property                  -       -       -      0.9       -      0.9
----------------------------------------------------------------------
Continuing
 operations           390.0       -   390.0    420.6       -    420.6
Discontinued
 operations               -       -       -    132.9       -    132.9
----------------------------------------------------------------------
Total turnover    2   390.0       -   390.0    553.5       -    553.5
----------------------------------------------------------------------
Profit from
 operations
Food Equipment         30.4    (3.7)   26.7     36.7   (24.8)    11.9
Property                  -       -       -        -       -        -
Corporate costs        (4.2)      -    (4.2)    (4.5)  (15.7)   (20.2)
----------------------------------------------------------------------
Continuing
 operations            26.2    (3.7)   22.5     32.2   (40.5)    (8.3)
Discontinued
 operations               -       -       -      7.6       -      7.6
----------------------------------------------------------------------
                       26.2    (3.7)   22.5     39.8   (40.5)    (0.7)
Goodwill
 amortisation         (10.1)      -   (10.1)   (11.7)      -    (11.7)
----------------------------------------------------------------------
Operating profit
Continuing
 operations            16.1    (3.7)   12.4     20.5   (40.5)   (20.0)
Discontinued
 operations               -       -       -      7.6       -      7.6
----------------------------------------------------------------------
                  3    16.1    (3.7)   12.4     28.1   (40.5)   (12.4)
Profit on disposal
 of business              -     2.7     2.7        -       -        -
----------------------------------------------------------------------
Profit/(loss) on
 ordinary activities
 before interest and
 taxation              16.1    (1.0)   15.1     28.1   (40.5)   (12.4)
Net interest payable
 and similar
 charges              (14.9)   (8.4)  (23.3)   (21.1)   (5.8)   (26.9)
----------------------------------------------------------------------

Profit/(loss) on
 ordinary activities
 before taxation        1.2    (9.4)   (8.2)     7.0   (46.3)   (39.3)
Tax on profit/(loss)
 on ordinary
activities       5     (1.4)      -    (1.4)    (3.9)      -     (3.9)
----------------------------------------------------------------------
Profit/(loss) on
 ordinary activities
 after taxation        (0.2)   (9.4)   (9.6)     3.1   (46.3)   (43.2)
Minority interests     (0.2)      -    (0.2)       -       -        -
----------------------------------------------------------------------
Profit/(loss) for
 the period            (0.4)   (9.4)   (9.8)     3.1   (46.3)   (43.2)
Equity
 dividends        6       -       -       -     (5.0)      -     (5.0)
----------------------------------------------------------------------
Retained result        (0.4)   (9.4)   (9.8)    (1.9)  (46.3)   (48.2)
----------------------------------------------------------------------
Earnings/(loss)
 per share(pence) 7
Basic loss per share                   (3.2)p                   (14.1)p
Adjusted basic earnings
 per share                              3.2p                      4.8p
Diluted loss
 per share                             (3.2)p                   (14.1)p
Adjusted diluted earnings
 per share                              3.2p                      4.8p

Statement of total
 recognised gains
 and losses                           pound m                  pound m

Loss for the period                    (9.8)                    (43.2)
Goodwill written back
 on disposals, previously
 written off                           10.4                         -
Currency translation
 differences on foreign
 currency net
 investments                            1.6                       1.5
----------------------------------------------------------------------
Total recognised gains
 and losses for
 the period                             2.2                     (41.7)
----------------------------------------------------------------------

Unaudited group profit and loss account
13 weeks to 30 March 2002 (Quarter 2)

                            13 weeks                  13 weeks
                          to 30 March 2002         to 31 March 2001
                         ---------------------- ---------------------
                                 Except-                 Except-
                         Before   ional         Before    ional
                      exceptional items       exceptional items
                         items  (note 4) Total  items   (note 4) Total
                  Notes  pound  pound   pound   pound   pound   pound
                             m      m       m      m     m       m
                         (Unau- (Unau- (Unau-  (Unau-  (Unau- (Unau-
                          dited) dited dited)  dited)  dited) dited)
Turnover
Food Equipment           200.1     -    200.1   220.7       -  220.7
Property                     -     -        -     0.9       -    0.9
----------------------------------------------------------------------
Continuing operations    200.1     -    200.1   221.6       -  221.6
Discontinued operations      -     -        -    71.6       -   71.6
----------------------------------------------------------------------
Total turnover       2   200.1     -    200.1   293.2       -  293.2
----------------------------------------------------------------------
Profit from operations
Food Equipment            16.2  (1.2)    15.0    21.0   (24.8)  (3.8)
Property                     -     -        -       -       -     -
Corporate costs           (2.1)    -     (2.1)   (2.5)  (15.7) (18.2)
----------------------------------------------------------------------
Continuing operations     14.1  (1.2)    12.9    18.5   (40.5) (22.0)
Discontinued operations      -     -        -     5.1       -    5.1
----------------------------------------------------------------------
                          14.1  (1.2)    12.9    23.6   (40.5) (16.9)
Goodwill amortisation     (5.1)    -     (5.1)   (6.3)      -   (6.3)
----------------------------------------------------------------------
Operating profit
Continuing operations      9.0  (1.2)     7.8    12.2   (40.5) (28.3)
Discontinued operations      -     -        -     5.1       -    5.1
----------------------------------------------------------------------
                       3   9.0  (1.2)     7.8    17.3   (40.5) (23.2)
Profit on disposal of
 business                    -     -        -       -       -     -
----------------------------------------------------------------------
Profit/(loss) on
 ordinary activities
 before interest and
 taxation                  9.0  (1.2)     7.8    17.3   (40.5) (23.2)
Net interest payable
 and similar charges      (7.9) (4.4)   (12.3)  (11.1)   (5.8) (16.9)
----------------------------------------------------------------------
Profit/(loss) on
 ordinary activities
 before taxation           1.1  (5.6)    (4.5)    6.2   (46.3) (40.1)
Tax on profit/(loss)
 on ordinary
 activities               (0.8)    -     (0.8)   (2.6)      -   (2.6)
----------------------------------------------------------------------

Profit/(loss) on
 ordinary activities
 after taxation            0.3  (5.6)    (5.3)    3.6   (46.3)(42.7)
Minority interests        (0.1)    -     (0.1)      -       -     -
----------------------------------------------------------------------
Profit/(loss) for
 the period                0.2  (5.6)    (5.4)    3.6   (46.3)(42.7)
Equity dividends             -     -        -    (5.0)      -  (5.0)
----------------------------------------------------------------------
Retained result            0.2  (5.6)    (5.4)   (1.4)  (46.3)(47.7)
----------------------------------------------------------------------
Earnings/(loss) per
 share (pence)        7
Basic loss per share                     (1.8)p               (13.9)p
Adjusted basic earnings
 per share                                1.7p                  3.3p
Diluted loss per share                   (1.8)p               (13.9)p
Adjusted diluted
 earnings per share                       1.7p                  3.3p
Statement of total
 recognised gains and
 losses                                pound m                 pound m
Loss for the period                      (5.4)                (42.7)
Currency translation
 differences on foreign
 currency net
 investments                              2.7                   0.3
----------------------------------------------------------------------
Total recognised gains
 and losses for the
 period                                  (2.7)                (42.4)
----------------------------------------------------------------------

Audited group profit and loss account
52 weeks to 29 September 2001

                                       52 weeks to 29 September 2001
                                   ----------------------------------
                                     Before      Exceptional   Total
                                   exceptional    items
                                     items       (note 4)
                              Notes   pound m     pound m    pound m
                                     (Restated)  (Restated) (Restated)
Turnover
Food Equipment                          887.2         -       887.2
Property                                 16.6         -        16.6
----------------------------------------------------------------------
Continuing operations                   903.8         -       903.8
Discontinued operations                 177.3         -       177.3
----------------------------------------------------------------------
Total turnover                   2    1,081.1         -     1,081.1
----------------------------------------------------------------------
Profit from operations
Food Equipment                           90.7     (43.4)       47.3
Property                                  9.0         -         9.0
Corporate costs                          (8.9)    (24.1)      (33.0)
----------------------------------------------------------------------
Continuing operations                    90.8     (67.5)       23.3
Discontinued operations                   9.1         -         9.1
----------------------------------------------------------------------
                                         99.9     (67.5)       32.4
Goodwill amortisation/impairment        (23.0)   (100.0)     (123.0)
----------------------------------------------------------------------
Operating profit
Continuing operations                    67.8    (167.5)      (99.7)
Discontinued operations                   9.1         -         9.1
----------------------------------------------------------------------
                                 3       76.9    (167.5)      (90.6)
Profit on disposal of business              -      23.5        23.5
----------------------------------------------------------------------
Profit/(loss) on ordinary
 activities before interest and
 taxation                                76.9    (144.0)      (67.1)
Net interest payable and similar
 charges                                (36.1)     (5.8)      (41.9)
----------------------------------------------------------------------
Profit/(loss) on ordinary
 activities before taxation              40.8    (149.8)     (109.0)
Tax on profit/(loss) on ordinary
 activities                      5      (13.4)      2.0       (11.4)
----------------------------------------------------------------------
Profit/(loss) on ordinary
 activities after taxation               27.4    (147.8)     (120.4)
Minority interests                       (0.3)        -        (0.3)
----------------------------------------------------------------------
Profit/(loss) for the period             27.1    (147.8)     (120.7)
Equity dividends                 6       (4.8)        -        (4.8)
----------------------------------------------------------------------
Retained result                          22.3    (147.8)     (125.5)
----------------------------------------------------------------------

Earnings/(loss) per share (pence)7

Basic loss per share                                         (39.3)p
Adjusted basic earnings per share                             16.3p
Diluted loss per share                                       (39.3)p
Adjusted diluted earnings per
 share                                                        16.3p

Statement of total recognised
 gains and losses                                            pound m

Loss for the period                                         (120.7)
Negative goodwill written back on
 disposals, previously written off                            (4.4)
Currency translation differences
 on foreign currency net
 investments                                                  (1.7)
----------------------------------------------------------------------

Total recognised gains and losses
 for the period                                             (126.8)
----------------------------------------------------------------------

Unaudited group balance sheet
                                  30 March     31 March   29 September
                                     2002         2001           2001
                             Notes  pound m      pound m       pound m
                                  (Unaudited) (Unaudited)/  (Restated)
                                               (Restated)
----------------------------------------------------------------------
Fixed assets
Intangible assets: Goodwill          312.9        434.5         310.2
Tangible assets                      108.8        172.6         111.4
Investments                            6.2          8.0           6.2
----------------------------------------------------------------------
                                     427.9        615.1         427.8
----------------------------------------------------------------------
Current assets
Stocks                           8   103.8        160.3         105.6
Debtors                              183.6        222.3         200.7
Deferred tax asset               5    27.3         30.3          26.9
Cash at bank and in hand         9    49.9         58.0          39.4
----------------------------------------------------------------------
                                     364.6        470.9         372.6
Creditors falling due within one year
Borrowings                       9   (10.1)        (0.4)         (2.4)
Other creditors                     (210.4)      (281.5)       (225.1)
----------------------------------------------------------------------
                                    (220.5)      (281.9)       (227.5)
----------------------------------------------------------------------
Net current assets                   144.1        189.0         145.1
----------------------------------------------------------------------
Total assets less current
 liabilities                         572.0        804.1         572.9
----------------------------------------------------------------------
Financed by:
Creditors falling due after more than one year
Borrowings                       9   404.4        549.8         398.9
Provisions for liabilities and
 charges                              55.1         54.7          59.1
----------------------------------------------------------------------
                                     459.5        604.5         458.0
----------------------------------------------------------------------
Capital and reserves
Called up equity share capital       125.1        125.0         125.1
Share premium account                234.2        238.9         239.0
Profit and loss account             (247.8)      (165.0)       (250.0)
----------------------------------------------------------------------
Equity shareholders' funds      10   111.5        198.9         114.1
----------------------------------------------------------------------
Equity minority interests              1.0          0.7           0.8
----------------------------------------------------------------------
                                     572.0        804.1         572.9
----------------------------------------------------------------------

Unaudited group cash flow statement

                                    26 weeks  26 weeks    52 weeks
                                          to        to          to
                                    30 March  31 March   29 September
                                        2002      2001        2001
                             Notes   pound m   pound m     pound m
                                  (Unaudited)(Unaudited)
----------------------------------------------------------------------
Net cash flow from operations before
 exceptional items                     36.5      39.3       120.8
Net cash flow effect
  of exceptional items                (16.1)     (4.3)      (27.8)
----------------------------------------------------------------------
Net cash inflow from
 operating activities           a      20.4      35.0        93.0
----------------------------------------------------------------------
Return on investments and servicing of finance
Interest paid                         (16.4)    (22.8)      (40.9)
Financing fees paid                   (14.7)        -           -
----------------------------------------------------------------------
                                      (31.1)    (22.8)      (40.9)
----------------------------------------------------------------------
Taxation
Overseas and UK tax paid               (0.4)     (0.9)       (6.0)
----------------------------------------------------------------------
Capital expenditure and financial investment
Payments to acquire
 tangible fixed assets                 (6.3)     (8.2)      (23.7)
Receipts from sale of
 tangible fixed assets                  0.6       3.1         7.4
----------------------------------------------------------------------
                                       (5.7)     (5.1)      (16.3)
----------------------------------------------------------------------
Acquisitions and disposals
Purchase of subsidiary undertakings and minority
 interests                                -     (25.0)      (25.8)
Disposal of subsidiary
 undertakings                   4      16.4         -        98.6
----------------------------------------------------------------------
                                       16.4     (25.0)       72.8
----------------------------------------------------------------------
Equity dividends paid                     -     (23.3)      (28.2)
----------------------------------------------------------------------
Cash (outflow)/inflow
 before financing                      (0.4)    (42.1)       74.4
----------------------------------------------------------------------
Financing
Issue of shares                           -       0.1         0.2
Additional net borrowings             310.8     591.9       398.3
Term loan repayment                  (400.4)   (521.1)     (385.7)
Issue of 10 3/8% senior
 subordinated notes                   100.0         -           -
Repayment of other loans                  -         -       (72.8)
Capital element of finance
 lease payments                           -       0.7        (0.6)
----------------------------------------------------------------------
                                       10.4      71.6       (60.6)
----------------------------------------------------------------------
Increase in cash in the period         10.0      29.5        13.8

Unaudited group cash flow statement

    (a) Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

                   26 weeks to 30 March 2002 26 weeks to 31 March 2001
                   ------------------------- -------------------------
                              Effect                    Effect
                     Before     of              Before    of
                     except-  except-           except- except-
                      ional    ional            ional   ional
                      items    items   Total    items   items   Total
                     (Unaud-  (Unaud- (Unaud-  (Unaud- (Unaud- (Unaud-
                      ited)    ited)   ited)    ited)  ited)   ited)
                     pound m  pound m  pound m pound m pound m pound m
Operating profit/
(loss)                  16.1     (3.7)    12.4    28.1   (40.5) (12.4)
Depreciation             8.7        -      8.7    12.6       -   12.6
Amortisation of
 goodwill               10.1        -     10.1    11.7       -   11.7
Gain on sale of
 fixed assets              -        -        -    (1.7)      -   (1.7)
Provisions (net)        (0.7)    (2.5)    (3.2)   (5.0)   16.5   11.5
(Increase)/decrease
 in stock               (0.8)     2.4      1.6    (2.8)    0.5   (2.3)
Decrease in debtors     16.3        -     16.3     1.6       -    1.6
(Decrease)/increase in
 creditors             (13.2)   (12.3)   (25.5)   (5.2)   19.2   14.0
----------------------------------------------------------------------
Net cash inflow from
 operating activities   36.5    (16.1)    20.4    39.3    (4.3)  35.0
----------------------------------------------------------------------
                                      52 weeks to 29 September 2001
                                    ---------------------------------
                                       Before    Effect of
                                    exceptional exceptional
                                        items      items     Total
                                       pound m    pound m    pound m
Operating profit/(loss)                 76.9     (167.5)     (90.6)
Depreciation                            22.7          -       22.7
Amortisation of goodwill                23.0      100.0      123.0
Gain on sale of fixed assets            (1.7)         -       (1.7)
Provisions (net)                        (6.0)      16.5       10.5
(Increase)/decrease in stock            12.1        0.5       12.6
Decrease in debtors                     10.7          -       10.7
(Decrease)/increase in creditors       (16.9)      22.7        5.8
----------------------------------------------------------------------
Net cash inflow from
 operating activities                  120.8      (27.8)      93.0
----------------------------------------------------------------------

    (b) Reconciliation of net cash flow to movement in net debt

                                       30 March   31 March   29 Sept-
                                           2002       2001      ember
                                     (Unaudited)(Unaudited)     2001
                                        pound m    pound m     pound m
Net debt at the start of period         (365.9)    (434.2)     (434.2)
Increase in net cash in the period        10.0       29.5        13.8
Issue of 10 3/8% senior
 subordinated notes                     (100.0)         -           -
Net decrease /(increase)
 in other loans                           89.6      (71.5)       60.1
Translation differences                  (14.2)     (17.6)       (5.6)
                                     ---------------------------------

Net debt at the end of the period       (380.5)    (493.8)     (365.9)
                                     ---------------------------------

Notes to the unaudited interim financial statements

1 Basis of Preparation

The accompanying condensed financial statements ("interim financial statements") have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). The interim financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Group's management considers necessary for a fair presentation of the financial position of the Group as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with U.K. GAAP have been condensed or omitted. The results of operations for the 26 weeks ended 30 March 2002 may not necessarily be indicative of the operating results that may be achieved for the entire financial year.

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 29 September 2001, with the exception that the results reflect the adoption of FRS 19 "Deferred Tax" and the 29 September 2001 and the 31 March 2001 comparative figures have been restated accordingly.

U.K. GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The application of the latter would have affected the determination of profit/(loss) to the extent summarised in Note 14 to the interim financial statements.

These interim financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report.

2 Turnover            26 weeks  26 weeks  13 weeks  13 weeks  52 weeks
                          to        to        to        to        to
                      30 March  31 March  30 March  31 March  29 Sept.
                          2002       2001     2002    2001      2001
                    (Unaudited)(Unaudited)  (Unaud-  (Unaud-
                                              ited)    ited)
                       pound m    pound m  pound m  pound m   pound m
Food Service Equipment
 - North America          228.3     234.8    122.0   124.2     498.7
Food Service Equipment
 - Europe and Asia         72.8      87.4     35.9    46.7     185.4
Food Retail Equipment      88.9      97.5     42.2    49.8     203.1
----------------------------------------------------------------------
Food Equipment            390.0     419.7    200.1   220.7     887.2
Property                      -       0.9        -     0.9      16.6
----------------------------------------------------------------------
Continuing operations     390.0     420.6    200.1   221.6     903.8
Discontinued operations       -     132.9        -    71.6     177.3
----------------------------------------------------------------------
                          390.0     553.5    200.1   293.2   1,081.1
----------------------------------------------------------------------

    Turnover from discontinued operations represents the Building and Consumer Products business sold in June 2001.

3 Operating profit/(loss)


                              26 weeks to             26 weeks to
                             30 March 2002           31 March 2001
                      ----------------------- -----------------------
                       Before  Except          Before  Except-
                       except-  ional          except-  ional
                       ional    items           ional   items
                       items            Total   items           Total
                       (Unaud- (Unaud- (Unaud- (Unaud- (Unaud- (Unaud-
                        ited)   ited)   ited)   ited)/  ited)/  ited)/
                      pound m  pound m pound m pound m pound m pound m
Food Service Equipment
 - North America          24.6      -    24.6    23.0   (16.9)    6.1
Food Service Equipment
 - Europe and Asia         4.3   (1.7)    2.6     9.2    (0.9)    8.3
Asia
Food Retail Equipment      1.5   (2.0)   (0.5)    4.5    (7.0)   (2.5)
----------------------------------------------------------------------
                          30.4   (3.7)   26.7    36.7   (24.8)   11.9
Food Equipment goodwill
 amortisation            (10.1)     -   (10.1)  (11.7)      -   (11.7)
----------------------------------------------------------------------
Food Equipment            20.3   (3.7)   16.6    25.0   (24.8)    0.2
Property                     -      -       -       -       -       -
Corporate costs           (4.2)     -    (4.2)   (4.5)  (15.7)  (20.2)
                                                                    -
----------------------------------------------------------------------
Continuing operations     16.1   (3.7)   12.4    20.5   (40.5)  (20.0)
Discontinued operations      -      -       -     7.6       -     7.6
----------------------------------------------------------------------
                          16.1   (3.7)   12.4    28.1   (40.5)  (12.4)
----------------------------------------------------------------------

                            13 weeks to              13 weeks to
                           30 March 2002            31 March 2001
                       ----------------------  ----------------------
                       Before  Except          Before  Except-
                       except-  ional          except-  ional
                       ional    items           ional   items
                       items            Total   items           Total
                       (Unaud- (Unaud- (Unaud- (Unaud- (Unaud- (Unaud-
                        ited)   ited)   ited)   ited)/  ited)/  ited)/
                      pound m  pound m pound m pound m pound m pound m
Food Service Equipment
 - North America          14.8      -    14.8    12.9   (24.8)  (11.9)
Food Service Equipment
 - Europe and Asia         1.6   (0.4)    1.2     6.0       -     6.0
Food Retail Equipment     (0.2)  (0.8)   (1.0)    2.1       -     2.1
----------------------------------------------------------------------
                          16.2   (1.2)   15.0    21.0   (24.8)   (3.8)
Food Equipment goodwill
 amortisation             (5.1)     -    (5.1)   (6.3)      -    (6.3)
----------------------------------------------------------------------
Food Equipment            11.1   (1.2)    9.9    14.7   (24.8)  (10.1)
Property                     -      -       -       -       -       -
Corporate costs           (2.1)     -    (2.1)   (2.5)  (15.7)  (18.2)
----------------------------------------------------------------------

3 Operating profit/(loss) (continued)                                -
Continuing operations      9.0   (1.2)    7.8    12.2   (40.5)  (28.3)
Discontinued operations      -      -       -     5.1       -     5.1
----------------------------------------------------------------------
                           9.0   (1.2)    7.8    17.3   (40.5)  (23.2)
----------------------------------------------------------------------
                                     52 weeks to 29 September 2001
                                -------------------------------------
                                   Before    Exceptional      Total
                                exceptional     items
                                    items
                                   pound m     pound m       pound m
Food Service Equipment
 - North America                    62.6        (25.6)          37.0
Food Service Equipment
 - Europe and Rest of the World     17.7         (5.2)          12.5
Food Retail Equipment               10.4        (12.6)          (2.2)
----------------------------------------------------------------------
                                    90.7        (43.4)          47.3
Food Equipment goodwill
 amortisation/impairment           (23.0)      (100.0)        (123.0)
----------------------------------------------------------------------
Food Equipment                      67.7       (143.4)         (75.7)
Property                             9.0            -            9.0
Corporate costs                     (8.9)       (24.1)         (33.0)
----------------------------------------------------------------------
Continuing operations               67.8       (167.5)         (99.7)
Discontinued operations              9.1            -            9.1
----------------------------------------------------------------------
                                    76.9       (167.5)         (90.6)
----------------------------------------------------------------------
    Operating profit from discontinued operations represents the Building and Consumer Products Business sold in June 2001.

4  Exceptional items               26 weeks to  26 weeks to  52 weeks to
(a) Operating exceptional items      30 March   31 March  29 September
                                         2002      2001          2001
                                   (Unaudited)(Unaudited)
                                      pound m   pound m       pound m
Restructuring costs                       3.7      14.5          33.1
Revisions to working capital
 provisions and                             -      13.7          13.7
other exceptional warranty costs
Litigation costs                            -      12.3          12.2
Costs associated with the
 Board's review of strategic options        -         -           8.5
                                   -----------------------------------
                                          3.7      40.5          67.5
Goodwill impairment                         -         -         100.0
                                   -----------------------------------
Operating exceptional items               3.7      40.5         167.5
                                   -----------------------------------
    Restructuring costs in the 26 weeks to 30 March 2002 principally represent costs associated with the closure of excess operating capacity in our food retail equipment group and the further rationalising of administration functions and simplifying management structures in the European businesses within the global food service equipment group.

4 Exceptional Items (continued)              -                       -
 (b) Disposal of businesses           26 weeks   26 weeks    52 weeks
                                            to        to           to
                                      30 March  31 March  29 September
                                          2002      2001          2001
                                    (Unaudited)(Unaudited)
                                       pound m   pound m       pound m
Net cash flow from the
 disposal of Sammic SA                   18.5         -             -
Net cash flow from the
 disposal of Magnet/(Payment to          (2.1)        -          98.6
Nobia AB)
------------------------------------------------------------------------
Net cash flow from disposals             16.4         -          98.6
------------------------------------------------------------------------

     On 13 December 2001, the Group disposed of Sammic SA and its subsidiary undertakings for consideration of pound 20.0m realising a profit on disposal of pound 2.7m after writing back goodwill of pound 10.4m previously written off against reserves. The net cash proceeds of pound 18.5m have been used to repay debt.

     During the period pound 2.1m was paid to Nobia AB, the acquirers of the Building and Consumer Products business in respect of the value of net assets transferred following the sale of the business in June 2001.

(c) Net interest payable and similar charges
                                     26 weeks   26 weeks      52 weeks
                                           to         to            to
                                     30 March   31 March  29 September
                                         2002       2001          2001
                                    (Unaudited)(Unaudited)
                                       pound m    pound m     pound m
Deferred financing fees written off        4.2        5.8         5.8
Refinancing fees                           4.2          -           -
------------------------------------------------------------------------
                                           8.4        5.8         5.8
------------------------------------------------------------------------

     Deferred finance fees written off relate to amounts previously capitalised in respect of the facility that was replaced by the refinancing announced on 20 February 2002. Refinancing fees represent amounts payable to banks in relation to the termination of our previous facilities and costs associated with the bridging facility under the Group's new arrangements announced on 20 February 2002 (see note 9).

5 Taxation
(a) Analysis of charge in period   26 weeks to    26 weeks to   52 weeks to
                                      30 March    31 March     29 September
                                          2002        2001         2001
                                   (Unaudited)    (Unaudited)   (Restated)
                                                  (Restated)
                                        pound m     pound m      pound m
The tax charge for the current period comprised:
UK taxation at 30%                            -           -            -
Foreign taxation                            1.8         2.5          8.6
-------------------------------------------------------------------------
                                            1.8         2.5          8.6
Tax relief on exceptional items               -           -         (2.0)
-------------------------------------------------------------------------
                                            1.8         2.5          6.6
Deferred taxation                          (0.4)        1.4          4.8
-------------------------------------------------------------------------
                                            1.4         3.9         11.4
-------------------------------------------------------------------------
     (b) The Group tax rate benefits from the effect of tax losses brought forward. A current tax charge arises principally because of profits arising in overseas countries where there are no available losses.

     (c) The adoption of FRS 19 "Deferred Tax" has required changes in the method of accounting for deferred tax assets and liabilities. As a result of these changes, the comparative periods have been restated as follows, principally in respect of tax losses and warranty reserves.

                                     31 March   29 September
                                        2001       2001
                                      pound m     pound m
                                    (Restated)  (Restated)
Deferred tax provision as
 previously reported                       -           -
Adjustment to recognise
 deferred tax in respect of             30.3        26.9
timing differences
-------------------------------------------------------------------------
Deferred tax asset as restated          30.3        26.9
-------------------------------------------------------------------------
(d) Analysis of deferred tax asset    30 March    31 March   29 September
                                          2002        2001         2001
                                       pound m     pound m      pound m
                                    (Unaudited)  (Unaudited)  (Restated)
                                                  (Restated)
US revenue losses                          13.4        14.0         12.7
Warranties                                  8.2         8.2          8.2
Pension and SERP related reserves           4.3         3.4          4.0
Accrued compensation related items          3.2         1.0          3.2
Other short term timing differences         6.6        12.9          6.8
-------------------------------------------------------------------------
                                           35.7        39.5         34.9
Accelerated capital allowances             (8.4)       (9.2)        (8.0)
-------------------------------------------------------------------------
                                           27.3        30.3         26.9

     A deferred tax asset has only been recognised in respect of those losses which are expected to be utilised in the immediate future.

6 Equity dividends

                                      26 weeks   26 weeks  52 weeks
                                            to        to      to
                                      30 March  31 March  29 September
                                           2002      2001      2001
                                     (Unaudited)(Unaudited)
                                        pound m   pound m     pound m
Interim and final dividend                   -       5.0         4.8
----------------------------------------------------------------------
                                         pence     pence       pence
Interim and final dividend
 (net per ordinary share)                    -       2.0         2.0
----------------------------------------------------------------------

7 Earnings /(loss) per share
                       26 weeks  26 weeks 13 weeks 13 weeks  52 weeks
                           to        to       to       to        to
                       30 March  31 March 30 March 31 March  29 Sept.
                           2002    2001     2002     2001      2001
                         (Unaud- (Unaud    (Unaud- (Unaud   (Restated)
                          ited)    ited)/   ited)   ited)/
                                 (Restated)       (Restated)
                        pound m  pound m   pound m   pound m   pound m
Basic and diluted loss
 attributable to         (9.8)    (43.2)     (5.4)    (42.7)   (120.7)
 shareholders
----------------------------------------------------------------------
                           m         m         m         m         m
Basic weighted average
 number of shares       307.5     307.3     307.5     307.1     307.3
Executive share
 options                    -       0.6         -       0.4       0.2
Share save options          -       0.4         -       0.2       0.2
----------------------------------------------------------------------
Diluted weighted average
 number of shares       307.5     308.3     307.5     307.7     307.7
----------------------------------------------------------------------
                      26 weeks   26 weeks  13 weeks 13 weeks 52 weeks
                            to         to        to       to       to
                      30 March   31 March  30 March 31 March  29 Sept.
                         2002      2001      2002      2001      2001
                      (Unaud-     (Unaud-   (Unaud-  (Unaud-    (Rest-
                        ited)      ited)/    ited)     ited)     ated)
                                 (Restated)
                        pence      Pence     pence    pence     pence
Basic loss per share     (3.2)    (14.1)     (1.8)    (13.9)    (39.3)
Effect per share of
 exceptional items        3.1      15.1       1.8      15.1      15.5
Effect per share of
 goodwill amortisation
 and impairment           3.3       3.8       1.7       2.1      40.1
----------------------------------------------------------------------
Adjusted basic earnings
 per share                3.2       4.8       1.7       3.3      16.3
----------------------------------------------------------------------
Diluted loss per share   (3.2)    (14.1)     (1.8)    (13.9)    (39.3)
Effect per share of
 exceptional items        3.1      15.1       1.8      15.1      15.5

Effect per share of
 goodwill amortisation
 and impairment           3.3       3.8       1.7       2.1      40.1
----------------------------------------------------------------------
Adjusted diluted earnings
 per share                3.2       4.8       1.7       3.3      16.3
----------------------------------------------------------------------

    On 20 February 2002, the Company announced a rights issue which was subsequently approved by the shareholders at the Extraordinary General Meeting held on 18 March 2002. On 9 April 2002, 150,174,595 new ordinary shares were issued at 50p per share on the basis of three new ordinary shares for every five existing ordinary shares.

    The actual cum rights price on 18 March 2002, the last day of quotation cum rights, was 101.5p per share and the theoretical ex-rights price for an ordinary share was 82.2p per share.

    In accordance with FRS 14 "Earnings per share", the earnings per share for all reported periods have been restated to reflect the effect of the bonus element of the rights issue.

8 Stocks                          30 March    31 March   29 September
                                      2002        2001         2001
                                   pound m     pound m      pound m
                                (Unaudited)  (Unaudited)
Raw materials and consumables         36.9        51.9         42.2
Work in progress                      15.7        17.7         15.7
Finished goods                        40.9        81.3         36.4
----------------------------------------------------------------------
                                      93.5       150.9         94.3
Property                              10.3         9.4         11.3
----------------------------------------------------------------------
                                     103.8       160.3        105.6
----------------------------------------------------------------------

9 Borrowings

.. (a) On 20 February 2002 the Group announced new financing arrangements to replace the existing multi-currency revolving credit agreement. These included a new committed senior credit facility consisting of a five year amortising $300 million term loan, a six year $70 million term loan, a five year $85 million revolving multi-currency facility and a 10 year pound 150 million bridge facility.

On 26 March 2002 the Company received the proceeds of a pound 100 million senior subordinated note issue, priced at 10 3/8%, maturing in April 2012. The net proceeds were applied in part repayment of the bridge facility. On 9 April 2002, the Company completed a gross pound 75.1 million three for five underwritten rights issue. The net proceeds were applied in part to repay in full the balance of the bridge facility and in part against the senior credit facility.

Since the period end, the $300 million term loan has been reduced to $254.8 million, by applying $23.0 million from the rights issue proceeds and $22.2 million from the net proceeds of the sale of Belshaw Bros, Inc (more fully described in note 13) against the facility. The term loan will be reduced further by $9.8 million following the disposal of Austral (see note 13).

The Group enters into interest rate swaps and forward rate agreements (FRAs) to change a portion of its floating rate debt into fixed rate debt and so reduce the impact of changes in interest rates on the Group's interest charge. At 30 March 2002, the Company had interest rate swaps and FRAs outstanding with an aggregate value of $383.0 million of which $86.0 million have not yet commenced. The Group has also entered into cross-currency swaps to change the underlying currency profile of the debt. Two contracts have been entered into to exchange an aggregate of pound 60.0 million for US dollars and Euros, such that the currency profile of the debt more closely matches the currency profile of the assets.

 (b) Reconciliation of net debt to Balance Sheet
                                   30 March    31 March   29 September
                                       2002        2001        2001
                                    pound m     pound m     pound m
                                   (Unaudited)(Unaudited)
Cash at bank                          49.9        58.0         39.4
Current borrowing                    (10.1)       (0.4)        (2.4)
Exclude current portion
 of deferred financing                (4.5)       (0.8)        (1.1)
 costs
----------------------------------------------------------------------
Net cash                              35.3        56.8         35.9
Long term lease
 obligations                          (0.4)       (0.8)        (1.2)
10 3/8% senior
 subordinated notes                 (100.0)          -            -
Other long term debt                (304.0)     (549.0)      (397.7)
Exclude long term
 portion of
 deferred finance                    (11.4)       (0.8)        (2.9)
----------------------------------------------------------------------
Net debt at end of period           (380.5)     (493.8)      (365.9)
----------------------------------------------------------------------

10 Equity shareholders' funds

    a) Following the implementation of FRS 19 "Deferred tax" (note 5), equity shareholders' funds at 29 September 2001 have been restated as follows.

                                                          29 September
                                                               2001
                                                            pound m
                                                          (Restated)
Equity shareholders' funds as previously reported              87.2
Cumulative effect on profit and loss account reserve of        26.9
 implementing FRS 19 "Deferred tax"
----------------------------------------------------------------------
Equity shareholders' funds as restated                        114.1
----------------------------------------------------------------------

b) Reconciliation of equity shareholders'
 funds                      Share      Share      Profit
                           capital    premium     & loss       Total
                           pound m    pound m     pound m     pound m
At 29 September 2001
 (restated)                125.1       239.0      (250.0)      114.1
Loss for the period            -           -        (9.8)       (9.8)
Share issue costs              -        (4.8)          -        (4.8)

Goodwill written back
 on disposals previously       -           -         10.4        10.4
 written off
Currency realignment           -           -          1.6         1.6
----------------------------------------------------------------------
At 30 March 2002           125.1       234.2       (247.8)      111.5
----------------------------------------------------------------------

The costs associated with the rights issue (see note 7) have been charged to the share premium account. The shares were issued and the proceeds of pound 75.1 million were received on 9 April 2002.

11 Foreign currency translation

The results of subsidiary companies reporting in currencies other than Pounds Sterling have been translated at the average rate prevailing for each month for the 26 weeks to 30 March 2002, the weighted average exchange rate for sales and profit being pound 1=$1.44. Results to 31 March 2001 were translated at the rate of pound 1=$1.46 and full year results to 29 September 2001 at pound 1=$1.44. Results for the 13 week period to 30 March 2002 were translated at the rate of pound 1 =$1.42 and for the 13 weeks to 31 March 2001 at pound 1=$1.47. The closing rate for the US Dollar at 30 March 2002 and 31 March 2001 was pound 1=$1.42 and at 29 September 2001was pound 1=$1.47.

12 Results for 2001

The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 52 weeks to 29 September 2001 have been extracted from the 2001 Annual Report but do not comprise statutory accounts for that period. The audited financial statements have been delivered to the Registrar of Companies. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The figures for the 52 weeks to 29 September 2001 have been restated to reflect the introduction of FRS 19 "Deferred tax". The figures for the 26 week periods to 30 March 2002 and 31 March 2001 have been extracted from underlying accounting records and have been reviewed but not audited.

13 Events occurring after the end of the financial period

On 20 February 2002, the Company announced a rights issue which was subsequently approved by the shareholders at the Extraordinary General Meeting held on 18 March 2002. On 9 April 2002, 150,174,595 new ordinary shares were issued at 50p per share on the basis of three new ordinary shares for every five existing ordinary shares.

On 24 April 2002 the Group sold Belshaw Bros, Inc (`Belshaw') for a cash consideration of pound 16.7 million ($24.2 million) payable in full upon completion. The cash consideration, net of expenses, has been used to reduce debt.

On 21 May 2002 the Group sold Austral Refrigeration Pty Limited (`Austral') for a net cash consideration of pound 7.5 million payable in full on completion. The consideration, net of expenses, will be used to reduce debt.

14 US GAAP reconciliation
                                  26 weeks to  26 weeks to  52 weeks to
                                   30 March     31 March   29 September
                                      2002         2001        2001
                                     pound m     pound m     pound m
                                   (Unaudited) (Unaudited)  (Restated)
Net profit/(loss)
Net loss under UK GAAP                (9.8)      (43.2)     (120.7)
Items increasing/(decreasing)
 UK GAAP operating profit
- Goodwill amortisation               (7.4)       (8.4)      (16.6)
- Goodwill impairment                    -           -         9.8
- Pension costs                        0.6         3.0         5.9
- Sale/leaseback transactions            -        (0.7)       (1.3)
- Restructuring charges               (0.4)          -         0.4
- Other                                0.6        (0.7)       (0.1)
Items increasing/(decreasing)
  UK GAAP non-operating profit
- Deferred taxation                   (3.4)        3.7         8.1
- Gain on sale of businesses           3.5           -         0.8
----------------------------------------------------------------------
Net income in accordance with
 US GAAP                             (16.3)      (46.3)     (113.7)
----------------------------------------------------------------------

Independent review report to Enodis plc Introduction

We have been instructed by the Company to review the financial information for the 26 weeks ended 30 March 2002 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 30 March 2002.

Deloitte & Touche

Chartered Accountants 1 Little New Street London EC4A 3TR

22 May 2002

Contact:
     For Enodis plc
     Andrew Allner, 020 7304 6006
     Dave Wrench, 020 7304 6006
     Andrew Lorenz, 020 7269 7113


           ***********************************************************

Enodis plc Announcement of Board and Senior Management Changes

LONDON--(BUSINESS WIRE)--May 23, 2002--Enodis plc (NYSE: ENO - News)

Enodis announces the following Board and senior management changes:-

     . Dave McCulloch, currently President - Global Food Service Equipment and a Board Director, based in Tampa, Florida, USA, is appointed Chief Operating Officer - Enodis, effective immediately.

     . Dave Wrench, currently Chief Financial Officer - Global Operations, based in Tampa, is appointed Chief Financial Officer - Enodis and will join the Board, effective immediately.

     . Bob Eimers, currently Vice President - Human Resources, based in Tampa, is appointed Executive Vice President - Global Human Resources and will join the Board, effective immediately.

Also, Dave Odum, currently President - Food Retail Equipment will resign from the Board and leave the Group at the end of May 2002 and Stuart Miller, currently Chief Financial Officer - Group, will leave the Group at the end of May 2002.

Following these changes, the Board of Enodis will comprise four Executive
Directors: Andrew Allner, who remains Chief Executive Officer, Dave McCulloch, Dave Wrench and Bob Eimers; and four non-Executive Directors: Peter Brooks, Chairman, Robert Briggs, Eryl Morris and Waldemar Schmidt. Andrew Allner, based in London, will continue to spend a significant amount of his time in the USA and will, for the time being, assume direct responsibility for the remaining Food Retail Equipment businesses. The Board will take steps to appoint in due course an additional non-Executive Director to provide a majority of non-Executive Directors on the Board.

Dave McCulloch, aged 55, joined Garland Canada in 1986 as Vice President Operations and went on to become President of the Garland Group in 1995. In 1998, he was appointed President, Global Specifications Group. In March 2001 he became President Food Service Equipment - North America, and he was appointed President - Global Food Service Equipment in September 2001. Prior to joining Garland Canada in 1986, Dave was employed by the General Electric group.

Dave Wrench, aged 56, joined Enodis as CFO for the Specification Group in 2000. He was appointed CFO Foodservice Equipment Group - North America in March 2001, and became CFO - Global Operations in November 2001. Prior to joining Enodis, Dave spent 23 years with General Electric in various financial and general management assignments.

Bob Eimers, aged 54, has almost 25 years of experience in human resources and is an expert in the assessment and development of both leaders and organisations. Bob came to Enodis in July 2001, having previously worked in the acquired Scotsman Industries company. Prior to joining Scotsman, Bob was the senior human resources officer for three large corporations, Household International Inc., Sonoco Products Company and Service Merchandise Company Inc. In each case, he had global HR accountability.

Following the recapitalisation and the recent non-core business disposals, the changes announced today represent the final step in delayering and streamlining the senior executive team to a structure appropriate to the Group's needs for the foreseeable future.

Peter Brooks, Chairman of Enodis, said

"We have in place the right senior management team to take Enodis forward. This team, under the leadership of Andrew Allner, has proved itself over the last year in difficult circumstances. It has the right balance of skills and experience to lead Enodis forward as we implement and benefit from our strategy to establish Enodis as the clear world leader in Food Service Equipment".

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company's substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realise costs savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form F-4 registration statement (and any amendments to it) filed with the SEC.

--------------------------------------------------------------------------------
Contact:

     Enodis plc
     Andrew Allner, 020 7304 6006
     Peter Brooks, 020 7304 6006

Enodis plc Sells Aladdin for 27 Million Pounds

LONDON--(BUSINESS WIRE)--May 23, 2002--Enodis plc (NYSE: ENO - News), a world leading food service equipment manufacturer, announces that it has agreed to sell Aladdin Temp-Rite LLC, Temp-Rite International and a number of other Aladdin / Temp-Rite companies ("Aladdin / Temp-Rite") to Ali SpA of Milan for a net cash consideration, all payable on completion, of US$39.2m (27.0m pounds).

Completion is expected later today. The consideration, less expenses, will be used to reduce debt.

Aladdin / Temp-Rite whose principal place of business is Nashville Tennessee manufactures and distributes meal delivery systems, mainly for the healthcare sector. It also has operations outside the US, principally in Canada and Germany.

As at 29 September 2001, Aladdin / Temp-Rite had a net asset value of 12.3m pounds (excluding goodwill and inter company balances). In the year to 29 September 2001, the business contributed 59.3m pounds to sales and 4.1m pounds to operating profit.

Commenting on the sale, Andrew Allner, Chief Executive Officer, said:

"This transaction brings to a close our current phase of non-core disposals from which, over the course of the past seven months, we have realised net proceeds of around 70m pounds."

"Importantly, these disposals enable us to improve our focus on our core activities. Our aim is to consolidate and extend our position as a world leading manufacturer of heavy core commercial food service equipment through product, distribution and service excellence."

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company's substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form F-4 registration statement (and any amendments to it) filed with the SEC.

-----------------------------------------------
Contact:

     Enodis plc
     Andrew Allner, Chief Executive Officer
     Dave Wrench, Chief Financial Officer
     011 44 20 7304 6006
            or
     Financial Dynamics
     Richard Mountain
     011 44 20 7269 7291

Management's Discussion and Analysis of Financial Condition and Results of Operations

Throughout this document, the 26 weeks ended March 30, 2002 and March 31, 2001 are called, respectively, First Half 2002 and First Half 2001. The 13 weeks ended December 29, 2001 are called First Quarter 2002. The 13 weeks ended March 30, 2002 and March 31, 2001 are called, respectively, Second Quarter 2002 and Second Quarter 2001. The 52 weeks ended September 29, 2001 are called fiscal 2001. "We", "us", "our" "the Group" and "Enodis" refer to Enodis plc and its consolidated subsidiaries, except where the context requires otherwise.

In our discussion of performance, we use "comparable" sales or profits which reflect adjustments to actual results because of sales of businesses and to eliminate the effect of foreign exchange.

Results of Operations

First Half 2002 Compared to First Half 2001

Turnover from Continuing Operations

                                   First Half First Half     %
                                      2002       2001      change       Q2 2002     Q2 2001      % change
                                   ----------------------------------------------------------------------
                                                      ((Pounds) in millions, except percentages)
Global Food Service Equipment          301.1     322.2     (6.5%)        157.9         170.9      (7.6%)
Food Retail Equipment                   88.9      97.5     (8.8%)         42.2          49.8     (15.3%)
Property                                   -       0.9     (100%)            -           0.9      (100%)
                                   ----------------------------------------------------------------------
                                       390.0     420.6     (7.3%)        200.1         221.6      (9.7%)
                                   ======================================================================

Turnover in First Half 2002 benefited from approximately (Pounds)3.8 million of foreign exchange movements compared to First Half 2001.

Global Food Service Equipment. The following table provides a summary of turnover from our global food service equipment segment.

                                                   First Half  First Half                 Q2     Q2
                                                      2002        2001      % Change     2002   2001     % Change
                                                  ------------------------------------------------------------------
                                                                   ((Pounds) in millions, except percentages)
North America ..................................      228.3        234.8     (2.8%)     122.0   124.2       (1.8%)
Europe & Asia ..................................       72.8         87.4    (16.7%)      35.9    46.7      (23.1%)
                                                  ---------    ---------   ------     -------  ------     ----------
Total Global Food Service Equipment ............      301.1        322.2     (6.5%)     157.9   170.9       (7.6%)
                                                  =========    =========   ======     =======  ======     ==========


Turnover from our North American operations for First Half 2002 decreased by (Pounds)6.5 million, or 2.8%, to (Pounds)228.3 million from (Pounds)234.8 million in First Half 2001, reflecting the continuing weakness in the food service equipment market in North America, which we believe has declined compared to the same period last year. Comparable sales decreased by 5% due to the declining market and intense price competition, although we believe that we are gaining market share. Turnover decreased in Second Quarter 2002 by (Pounds)2.2 million, or 1.8%, to (Pounds)122.0 million from (Pounds)124.2 million in Second Quarter 2001 reflecting the decline in the market mentioned above.

In First Half 2002, turnover for Europe and Asia declined by (Pounds)14.6 million, or 16.7%, to (Pounds)72.8 million from (Pounds)87.4 million in First Half 2001. Excluding the effects of the sale of Sammic and, in the prior year, Scotsman Response, comparable sales decreased 4%, which was due to a decrease in sales volume in a market that we believe has declined. Turnover in Second Quarter 2002 decreased by (Pounds)10.8 million or 23.1% to (Pounds)35.9 million from (Pounds)46.7 million in Second Quarter 2001.

Food Retail Equipment. First Half 2002 turnover declined by (Pounds)8.6 million, or 8.8% to (Pounds)88.9 million from (Pounds)97.5 million in First Half 2001. These results reflect improved performance at Kysor Panel Systems and at Austral, now sold, offset by much weaker performance at Belshaw, now sold, and very disappointing performance at Kysor Warren. We have completed an independent market study and changed most of the Kysor Warren management team with the goal of improving the performance of Kysor Warren. Turnover in First Half 2002 benefited by (Pounds)0.6 million from foreign exchange movements compared to First Half 2001. Turnover in Second Quarter 2002 decreased by (Pounds)7.6 million, or 15.3%, to (Pounds)42.2 million from (Pounds)49.8 million in Second Quarter 2001 for the reasons previously mentioned in the First Half analysis.

Property. There were no sales of property assets in First Half 2002. Property generated turnover of (Pounds)0.9 million in First Half 2001.

Operating Profit from Continuing Operations before Goodwill Amortization and Exceptional Items

The following table provides a summary of the total operating profit from continuing operations before goodwill amortization and exceptional items.

                                      First Half   First Half
                                         2002         2001     % change       Q2 2002     Q2 2001    % change
                                      ------------------------------------------------------------------------
                                                       ((Pounds) in millions, except percentages)
Global Food Service Equipment              28.9       32.2     (10.2%)          16.4        18.9     (13.2%)
Food Retail Equipment                       1.5        4.5     (66.7%)          (0.2)        2.1    (109.5%)
Property                                      -          -         -               -
Corporate Costs                            (4.2)      (4.5)      6.7%           (2.1)       (2.5)     16.0%
                                      -----------------------------------------------------------------------
                                           26.2       32.2     (18.6%)          14.1        18.5     (23.8%)
                                      =======================================================================

Operating profit from continuing operations before goodwill amortization and exceptional items in First Half 2002 has benefited by approximately (Pounds)0.3 million as a result of foreign exchange translation movements compared to First Half 2001.

Global Food Service Equipment. The following table sets forth a summary of our operating profit from continuing operations before goodwill amortization and exceptional items in our global food service equipment segment.

                                                       First Half     First Half                 Q2        Q2
                                                           2002          2001    % change       2002      2001     % change
                                                      --------------------------------------  ------------------------------
                                                                       ((Pounds) in millions, except percentages)
North America .....................................           24.6       23.0     7.0%           14.8      12.9      14.7%
Europe & Asia .....................................            4.3        9.2   (53.3%)           1.6       6.0     (73.3%)
                                                      ------------  ---------  --------     ---------   -------   ----------
Total Global Food Service Equipment ...............           28.9       32.2   (10.2%)          16.4      18.9     (13.2%)
                                                      ============  =========  ========     =========   =======   ==========

Operating profit from continuing operations before goodwill amortization and exceptional items in First Half 2002 benefited by (Pounds)0.4 million from foreign exchange movements compared to First Half 2001.

Operating profit from continuing operations before goodwill amortization and exceptional items in North America increased by (Pounds)1.6 million, or 7.0%, to (Pounds)24.6 million in First Half 2002 from (Pounds)23.0 million in First Half 2001. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of turnover from North

America increased by 1.0 percentage point to 10.8% in First Half 2002 from 9.8% in First Half 2001. Operating profit has increased on a comparable basis by 7% to (Pounds)24.6 million, because adverse volume, net price and product mix changes together with normal ongoing cost inflation, principally labor, were more than offset by the benefits of our cost reduction programs that saved (Pounds)10.5 million. Operating profit from continuing operations before goodwill amortization and exceptional items increased in Second Quarter 2002 by (Pounds)1.9 million, or 14.7%, to (Pounds)14.8 million from (Pounds)12.9 million in Second Quarter 2001. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of turnover from North America increased by 1.7 percentage points to 12.1% in Second Quarter 2002 from 10.4% in Second Quarter 2001.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and Asia decreased by (Pounds)4.9 million, or 53.3%, to (Pounds)4.3 million in First Half 2002 from (Pounds)9.2 million in First Half 2001. On a comparable basis, the decrease was 48.0%. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales from Europe and Asia decreased by 4.6 percentage points to 5.9% in First Half 2002 from 10.5% in First Half 2001. While cost savings amounted to approximately (Pounds)2m, this was more than offset by adverse price and product mix, additional infrastructure costs for new factories at Viscount, Ventmaster and Convotherm, weak beverage dispensing equipment performance and the absence of last year's property profits of (Pounds)0.9 million. Operating profit from continuing operations before goodwill amortization and exceptional items decreased by (Pounds)4.4 million, or 73.3%, in Second Quarter 2002 to (Pounds)1.6 million from (Pounds)6.0 million in Second Quarter 2001, primarily due to reduced sales in 2002.

Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items decreased by (Pounds)3.0 million, or 66.7%, to (Pounds)1.5 million in First Half 2002 from (Pounds)4.5 million in First Half 2001. The net effect on operating profit from continuing operations before goodwill amortization and exceptional items of foreign exchange movements in First Half 2002 compared with First Half 2001 was negligible. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales decreased by 2.9 percentage points to 1.7% in First Half 2002 from 4.6% in First Half 2001. The decrease in operating profit from continuing operations before goodwill amortization and exceptional items principally reflects reduced sales of refrigeration systems and display cases by Kysor Warren and weakening performance at Belshaw, now sold. This was offset in part by stronger performance in refrigerated panels and walk-in freezers and coolers sold by Kysor Panel Systems, along with improvements at Austral, now sold. The decline in operating margin was partially offset by the effect of the cost savings program enacted in the second half of fiscal 2001 and in First Quarter 2002. Operating profit from continuing operations before goodwill amortization and exceptional items decreased by (Pounds)2.3 million in Second Quarter 2002 to an operating loss of (Pounds)0.2 million from a profit (Pounds)2.1 million in Second Quarter 2001.

Property. Future profits from sales of property will depend on the nature and size of the properties sold, as well as the timing of sales, which are determined by management based on market and other considerations. We have signed a contract for the sale of Felsted Phase 3, which is targeted for practical completion and profit recognition at the end of September 2002. Profits of (Pounds)7.0 million will be recognized on practical completion.

Goodwill Amortization

Amortization and impairment of goodwill from continuing operations decreased by (Pounds)1.6 million to (Pounds)10.1 million in First Half 2002 from (Pounds)11.7 million in First Half 2001 due to the effect of the (Pounds)100 million impairment in the value of our goodwill booked in

September 2001. This has been offset in part by the full half-year effect of the amortization of goodwill arising from the Jackson acquisition in November 2000.

As previously discussed in the announcement of first quarter results, we are currently reviewing the operations of Kysor Warren with the objective of improving its operating performance. From its acquisition in 1999 to the end of fiscal 2001, Kysor Warren operated at a profit (exclusive of exceptional costs and goodwill amortization). However, Kysor Warren, along with its competitors, has been adversely impacted by difficult market conditions but has also lost market share due to a lack of customer focus. We have completed an independent market study and changed most of the management team. The unaudited results of this operation for Half Year 2002 showed an operating loss and were below expectations. If the result of our review is the conclusion that the necessary long-term improvement in performance cannot be achieved, then a significant part of Kysor Warren's fixed assets (principally goodwill) would be impaired, resulting in an exceptional non-cash charge. Such impairment cannot be reasonably estimated at this time. As at March 30, 2002, the carrying value of goodwill relating to Kysor Warren was approximately (Pounds)50 million.

Operating Exceptional Items

Exceptional operating charges from continuing operations totalled (Pounds)3.7 million for First Half 2002. These costs relate principally to the reduction of excess capacity in our Food Retail Equipment group and the continuing rationalization of administration functions within the European business.

Profit on Sale of Businesses and Other Assets

There were no sales of businesses or other assets in First Half 2001. However we sold the Building and Consumer Products business in June 2001, and the results from this business have been shown as discontinued operations. The profit from the sale of businesses in First Half 2002 amounted to (Pounds)2.7 million, due to the sale of Sammic for consideration of (Pounds)20 million.

Net Interest Payable and Similar Charges

Net interest payable and similar charges were (Pounds)23.3 million in First Half 2002 ((Pounds)26.9 million in fiscal 2001). Charges for First Half 2002 include a write off of (Pounds)4.2 million in unamortized financing costs (First Half was: (Pounds)5.8 million), and exceptional costs relating to the refinancing of (Pounds)4.2 million. Excluding these charges, net interest expense decreased by (Pounds)6.2 million or 29.4% to (Pounds)14.9 million in First Half 2002, reflecting lower average principal outstanding and lower interest rates. Net interest payable and similar charges, excluding the charges mentioned above, decreased in Second Quarter 2002 by (Pounds)3.2 million to (Pounds)7.9 million from (Pounds)11.1 million in Second Quarter 2001 principally reflecting the decreased costs of borrowing and lower principal amount outstanding. Our current debt position is discussed below under "Debt and Liquidity" and "Recent Developments."

Tax on Profit/(Loss) on Ordinary Activities

Tax on profit/(loss) on ordinary activities decreased by (Pounds)2.5 million, or 64.1%, to (Pounds)1.4 million in First Half 2002 from (Pounds)3.9 million in First Half 2001. Tax on profit/(loss) on ordinary activities decreased in Second Quarter 2002 by (Pounds)1.8 million to (Pounds)0.8 million from (Pounds)2.6 million in First Quarter 2002. The effective underlying rate of current tax in First Half 2002 was 15.9% versus 13.5% in First Half 2001 reflecting the different geographical mix of profit in each year.

In December 2000, the Accounting Standards Board issued Financial Reporting Standard 19 ("FRS 19"), "Deferred Tax," which replaced Statement of Standard Accounting Practice

15 "Accounting for Deferred Tax" and prescribes significant changes to the accounting disclosures for deferred tax. FRS 19 requires full provision to be made for deferred tax assets (to the extent that they are estimated to be recoverable in the immediate future) and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Upon implementation of FRS 19, all prior period results currently presented should be restated as though FRS 19 had been applied throughout the relevant period. Accordingly, results for fiscal 2001 have been restated, recognizing a deferred tax asset of (Pounds)26.9 million at September 29, 2001, principally relating to timing differences on tax losses and warranty reserves.

US GAAP Reconciliation

The nature of the US GAAP adjustments to net income for First Half 2002 did not vary significantly from those in our fiscal 2001 annual report. The exceptional items noted in the UK GAAP presentation would be not be presented as extraordinary items under US GAAP.

Debt and Liquidity

Net debt at March 30, 2002, which did not reflect the benefit of the rights offering proceeds, described below, was (Pounds)380.5 million, compared to (Pounds)493.8 million at March 31, 2001, (Pounds)365.9 million at September 30, 2001 and (Pounds)376.1 million at December 29, 2001. The overall decrease from March 31, 2001 reflects the efforts made over the last year in reducing debt, including the sale of the Building and Consumer Products business in June 2001.

First Half 2002 pre-exceptional operating cashflow of (Pounds)30.8 million (First Half 2001 (Pounds)34.2 million) was achieved in spite of (Pounds)12.0 million lower operating profits, principally due to improved collection of accounts receivable. There was also additional net cash inflow from disposals of (Pounds)16.4 million. These inflows have been offset by interest expense of (Pounds)16.4 million, adverse foreign exchange movement due to the retranslation of US dollar denominated debt of (Pounds)14.2 million, tax of (Pounds)0.4 million and the final payment of the Bomar litigation settlement of (Pounds)5.1 million, as well as financing fees of (Pounds)14.7 million and reorganization and restructuring outflows of (Pounds)11.0 million.

The increase in debt in Second Quarter 2002 of (Pounds)4.4 million arose as normal cashflows were insufficient to cover the payment of fees incurred in the recapitalization described in the following paragraph.

Recapitalization

On February 20, 2002, we announced a recapitalization of the Group that included:

- a three for five fully underwritten rights offering generating gross proceeds of(Pounds)75.1 million, approximately(Pounds)69 million of which was used to repay debt, with the balance available for general corporate purposes;

- (Pounds)100 million of 10-3/8% senior subordinated notes sold into the institutional market; and

-    a new committed $455 million senior secured credit facility.

The rights offering and the note offering have been successfully completed, and the syndication of the senior credit facility is progressing well and is expected to be completed before the end of June 2002.

Dividend Policy

As previously announced in the first quarter results, our board of directors has decided that it will only resume payment of a dividend when it is financially prudent so to do. Furthermore, as an indirect result of the recent refinancing we do not have distributable reserves and will require approval by shareholders and an application to the High Court to take appropriate actions to resume dividend payments. No such application has been made to date.

Recent Developments

After March 30, 2002, the following material events have occurred:

We completed a rights offering on April 9, 2002, in which qualifying existing shareholders subscribed for 139,551,567 of our ordinary shares at a price of (Pounds)0.50 per share. In addition, institutional and other investors subscribed for 10,623,028 ordinary shares not purchased by shareholders in the rights offering at a price of (Pounds)0.92 per share. In accordance with the terms of the rights offering, the premium over the rights offering price (after deducting the expenses of the procuring subscribers) has been distributed pro rata to the shareholders entitled thereto. The gross proceeds of the rights offering were (Pounds)75.1 million, approximately (Pounds)69 million of which was used to repay debt, with the balance available for general corporate purposes.

On April 24, 2002, we announced the sale of Belshaw, a subsidiary that manufactures automated doughnut cooking systems, for a cash consideration of (Pounds)16.7 million. The expected loss from the sale of Belshaw, after write back of non-cash goodwill of (Pounds)25.0 million and costs will be (Pounds)15.9 million.

On May 21, 2002, we announced the sale of Austral, a subsidiary that manufactures refrigeration equipment for a net cash consideration of (Pounds)7.5 million. The expected loss on the sale of Austral, after costs, will be (Pounds)6.8 million.

On May 23, 2002, we announced the sale of our Aladdin and Temp Rite companies, which manufacture and distribute meal delivery systems, for (Pounds)27.0 million. The expected loss on the sale, after costs, will be (Pounds)15.7 million.

In total, gross proceeds raised by these divestitures amount to some (Pounds)51.2 million, and exceptional net losses, after writing off (Pounds)54.7 million of goodwill, are estimated to be (Pounds)38.4 million. The aggregate operating profits for these companies for the last financial year were (Pounds)9.2 million. During the First Half 2002, the aggregate operating profit contribution for these businesses was (Pounds)4.0 million.

Although the sales are dilutive as regards earnings per share, they reduce debt and enable us to focus on our core heavy food service equipment where we believe we have significant competitive advantage.

Had we received the gross proceeds from the rights offering of (Pounds)75.1 million and the gross consideration of (Pounds)51.2 million from the sale of businesses prior to March 30, 2002, then net debt at March 30, 2002, after adjusting for related costs, would have been approximately (Pounds)270 million.

Outlook

While the market for food service equipment in North America remains uncertain and pricing pressure significant, some more positive signs are emerging from both the industry and end users. In Europe, the market outlook for food service equipment is weak, exacerbated by intense price competition. The market for food retail equipment remains depressed. However, the key to our performance in this market will be our ability to turn around Kysor Warren.

Our results for April 2002 and preliminary indications for May 2002 show better than plan results from Food Service Equipment North America but weaker than plan performance in Europe and at Kysor Warren.

Against this background, our expectations for full year operating profit are unchanged from those at the time we released our preliminary results in November 2001, other than in respect of the impact of disposals. We expect the second half to benefit from the effects of seasonality and management actions, including cost saving initiatives and new product development.

So far this year, we have made good progress towards our key objectives. US industry forecasts of food service sales are encouraging and confirm our view that industry fundamentals are attractive, showing increased food and beverage sales outside the home driven by lifestyle changes. Our Global Food Service Equipment strategy is firmly on track. We believe Enodis is well positioned to benefit as economies and markets recover.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ENODIS PLC



May 24, 2002                         By:        /s/ W. David Wrench
                                        ----------------------------------------
                                        Name:   W. David Wrench
                                        Title:  Chief Financial Officer